Exhibit 1

AVRICORE HEALTH SUPPORTS THE GLOBE AND MAIL’S HEALTH INNOVATION EVENT

VANCOUVER, BRITISH COLUMBIA – September 19, 2022 – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “AVCR”) was honoured to join the Globe and Mail’s recent Health Care Innovation event, featuring leaders from various corners of the sector, including Company CEO, Hector Bremner.

“With about 40% of patients in Canada saying it’s difficult to access a diagnostics test and nine million expressing difficulty in getting access to care, it’s clear that the time is now to support more services in community pharmacy,” says Avricore Health Inc. CEO, Hector Bremner. “HealthTab is already playing a significant role in supporting better services in pharmacy and we’re going to continue to advocate for patients, and providers, so better outcomes for all are achieved.”

The Globe and Mail’s event featured health sector leaders, academics, governmental agency representatives, physicians, and patient advocates. For a full list of participants and to watch the webcast in its entirety, it can be viewed at the Globe and Mail’s site at the following link: https://www.theglobeandmail.com/events/article-new-approaches-to-health-care-delivery/

Also, for reference to the above-mentioned observations on Canadian patient experience and sentiment around the current healthcare challenges, please view the recent Angus Reid Institutes series of polling data here: https://angusreid.org/canada-health-care-issues/

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed (Source)
●	There are more than 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™, a wholly owned subsidiary, the company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy